EXHIBIT 23.3
Valuation Research Corporation
50 California St.
Suite 2310
San Francisco, CA 94111
Office: 415-277-1800
Fax: 415-277-2948
December 14, 2005
Re: Valuation Appraisal of Eagle Test Systems, Inc.
We hereby consent to the use of our firm’s name in the Form S-1 of Eagle Test Systems, Inc., and all amendments thereto, and to the reference to our firm under the heading “Experts” in the prospectus in the Form S-1 to be filed with the Securities and Exchange Commission. By giving such consent, Valuation Research Corporation does not thereby admit that it is an expert with respect to any part of Form S-1 in the meaning of the term “expert” as used in, or that VRC comes within the category of persons whose consent is required under the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,
/s/ Valuation Research Corporation

VALUATION RESEARCH CORPORATION